Exhibit (a)(1)(I)

Bulldog Investors General Partnership, Park 80 West, Plaza Two,
Saddle Brook, NJ 07663
Phone (914) 747-5262//Fax (201) 556-0097
//pgoldstein@bulldoginvestors.com

June 12, 2007

Susan S. Newton
Assistant Secretary and Assistant Clerk
MFS Government Markets Income Trust
500 Boylston Street
Boston, MA 02116

Dear Ms. Newton:

As you know, Bulldog Investors General Partnership owns
approximately 9% of the shares of MFS Government Markets Income
Trust (the "Trust").  Please be advised that at the 2007 annual shareholder meeting of the Trust we intend to nominate the
following four persons for election as trustees: Andrew Dakos,
Gerald Hellerman, Rajeev Das and me.

Please advise us if you would like any additional information.

Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner